EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Mary Magnani & Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: mmagnani@lhai.com
e-mail: cmattison@lhai.com

Global Sources Provides Update on Financial Expectations

HONG KONG, April 17, 2012 – Global Sources Ltd. (NASDAQ: GSOL) provided an update on its financial expectations for the first half of 2012.

Global Sources’ executive chairman, Merle A. Hinrichs, commented: “Our customers have become increasingly conservative with their marketing budgets and as such we are now revising our revenue and net income expectations for the first half of 2012. It has become clear that exporters are reacting to the slowdown in exports and the uncertainty in the global economy. In addition to the soft demand from the United States and the European Union, we have also been affected by the political situation in the Middle East, where we now expect significantly less exhibitors for our May shows in Dubai. As such, we anticipate less than expected revenue for the first half of 2012.”

Revised financial expectations for the first half of 2012 under IFRS

· For the first half of 2012 ending June 30, 2012:

* Revenue is expected to be in the range of $104.0 million to $106.0 million, down from the previous estimate of $108.0 million to $110.0 million.

* IFRS EPS is expected to be in the range of $0.31 to $0.34, revised from $0.36 to $0.38.

* Non-IFRS EPS is expected to be in the range of $0.36 to $0.39, revised from $0.41 to $0.43.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (http://www.globalsources.com), print and digital magazines, sourcing research reports, private sourcing events, trade shows, and online sourcing fairs.

Over 1.18 million international buyers, including 85 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provides Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 40 office locations and a community of over 4 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.